**EXHIBIT 99(c)**

# PERRYVILLE ENERGY PARTNERS, L.L.C.

**(An indirect wholly owned subsidiary of Cleco Corporation)**
**FINANCIAL STATEMENTS**
**DECEMBER 31, 2006, 2005 AND 2004**

# PERRYVILLE ENERGY PARTNERS, L.L.C.
*(An indirect wholly owned subsidiary of Cleco Corporation)*

## Contents

**Report of Independent Registered Public Accounting Firm**

To the Member and the Board of Managers of Perryville Energy Partners, L.L.C.:

In our opinion, the accompanying balance sheets and related statements of operations and member's equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Perryville Energy Partners, L.L.C. at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New Orleans, Louisiana
April 2, 2007

# PERRYVILLE ENERGY PARTNERS, L.L.C.

*(An indirect wholly owned subsidiary of Cleco Corporation)*

## Balance Sheets

*December 31, 2006 and 2005*

| | 2006 | 2005 |
|---|---:|---:|
| **ASSETS** | | |
| Current Assets | | |
| Cash and cash equivalents | $ **37,242** | $ 3,325,449 |
| Accounts receivable | **-** | 9,470 |
| Income taxes receivable, net – Cleco Corporation | **87,832** | 2,486,941 |
| Accounts receivable – affiliate | **19,657** | 42,602 |
| Prepayments | **2,745** | 70,166 |
| Accumulated deferred federal and state income taxes, net | **1,832** | 103,224 |
| Total current assets | **149,308** | 6,037,852 |
| Net investment in direct financing lease | **7,840,080** | 7,823,749 |
| Accumulated long-term deferred federal and state income taxes, net | **1,544,487** | 2,135,380 |
| **Total assets** | $ **9,533,875** | $ 15,996,981 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Current Liabilities | | |
| Accounts payable – Cleco Corporation | **-** | 785 |
| Accounts payable – affiliate | **11,048** | 111,294 |
| Accrued other taxes | **-** | 17,695 |
| Other current liabilities | **16,329** | 16,841 |
| Total current liabilities | **27,377** | 146,615 |
| Deferred credits | **328,271** | 328,271 |
| Total liabilities | **355,648** | 474,886 |
| Commitments and Contingencies (Note 10) | | |
| Member's equity | **9,178,227** | 15,522,095 |
| **Total liabilities and member's equity** | $ **9,533,875** | $ 15,996,981 |

The accompanying notes are an integral part of the financial statements.

# PERRYVILLE ENERGY PARTNERS, L.L.C.
*(An indirect wholly owned subsidiary of Cleco Corporation)*
## Statements of Operations and Member's Equity (Deficit)
*December 31, 2006, 2005 and 2004*

|  | 2006 | 2005 | 2004 |
|---|---|---|---|
| Operating revenue: |  |  |  |
|   Tolling operations | $ - | $ 9,787,701 | $ 15,420,123 |
|   Transmission operations | 1,054,993 | 528,230 | - |
|     Total operating revenue | 1,054,993 | 10,315,931 | 15,420,123 |
| Operating expenses: |  |  |  |
|   Operations | (2,880) | 5,049,178 | 7,303,374 |
|   Maintenance | (1,078,865) | 3,157,052 | 1,901,241 |
|   Depreciation | - | 3,134,762 | 6,377,671 |
|   Taxes other than income taxes | 33,924 | 26,531 | 49,956 |
|     Total operating expenses | (1,047,821) | 11,367,523 | 15,632,242 |
| Gain on sales of assets | - | 9,621,615 | - |
| Gain on settlement of Mirant damage claims, net (less discount of $27,129,150) | - | 179,820,850 | - |
| Operating income (loss) | 2,102,814 | 188,390,873 | (212,119) |
|   Interest income | 66,995 | 785,227 | 161,595 |
|   Interest income - affiliate | 108,223 | 57,988 | 9,575 |
|   Other income (expense) | 78 | (6,241) | (28,145) |
| Income (loss) before interest charges | 2,278,110 | 189,227,847 | (69,094) |
|   Interest expense, including amortization of debt issue costs | - | 5,459,475 | 8,228,250 |
| Income (loss) before income taxes and reorganization items | 2,278,110 | 183,768,372 | (8,297,344) |
|   Reorganization cost refund (expense) | 47,582 | (399,466) | (1,541,118) |
|   Income tax expense (benefit) | 1,142,056 | 34,272,596 | (468,242) |
| Net income (loss) | 1,183,636 | 149,096,310 | (9,370,220) |
| Member's equity (deficit), beginning of year | 15,522,095 | (44,271,458) | (40,386,521) |
| Contributions from member | - | 1,384,988 | 5,485,283 |
| Distributions to member | (7,527,504) | (90,687,745) | - |
| Member's equity (deficit), end of year | $ 9,178,227 | $15,522,095 | $(44,271,458) |

The accompanying notes are an integral part of the financial statements.

# PERRYVILLE ENERGY PARTNERS, L.L.C.
*(An indirect wholly owned subsidiary of Cleco Corporation)*
## Statements of Cash Flows
*December 31, 2006, 2005 and 2004*

|  | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Operating activities** | | | |
| Net income (loss) | $ **1,183,636** | $ 149,096,310 | $ (9,370,220) |
| Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities | | | |
| Amortization of unearned income | **(16,844)** | (4,478) | - |
| Gain on sale of property, plant and equipment | **-** | (9,621,615) | - |
| Depreciation | | 3,134,762 | 6,377,671 |
| Amortization of debt issue costs | **-** | 161,133 | 58,594 |
| Gain on settlement of bankruptcy claims, net | **-** | (179,820,850) | - |
| Proceeds from sale of settlement of Mirant damage claims | **-** | 81,170,850 | - |
| Loss on write-off of equipment | **-** | 1,542,447 | - |
| Net deferred income taxes | **185,234** | (2,235,204) | (216,436) |
| Insurance proceeds received for property, plant and equipment | **(1,129,377)** | - | - |
| Changes in assets and liabilities: | | | |
| Accounts receivable | **9,470** | 3,260,809 | (902,821) |
| Accounts receivable –due from Cleco Corporation | **-** | 355,629 | 983,543 |
| Accounts receivable, affiliate | **22,945** | 6,445,728 | 289,153 |
| Prepayments | **67,421** | 253,622 | 111,303 |
| Accounts payable | **-** | (2,016,884) | 934,465 |
| Accounts payable – due to Cleco Corporation | **(785)** | (65,457) | (780,816) |
| Accounts payable, affiliate | **(100,246)** | (532,727) | 32,203 |
| Materials and supplies inventory | **-** | 13,131 | 28,718 |
| Accrued interest | **-** | (1,510,191) | 1,510,191 |
| Accrued taxes | **2,888,466** | 3,369,656 | (55,874) |
| Other, net | **-** | (4,465) | 41,653 |
| **Net cash provided by (used in) operating activities** | **3,109,920** | 52,992,206 | (958,673) |
| **Investing activities** | | | |
| Insurance proceeds received for property, plant and equipment | **1,129,377** | - | - |
| Additions to property, plant and equipment | **-** | (515,438) | (273,485) |
| Proceeds from sale of property, plant and equipment | **-** | 160,226,883 | - |
| Proceeds from sale of materials and supplies inventory | **-** | 1,848,547 | - |
| Change in restricted cash | **-** | 2,021,995 | 4,837,804 |
| **Net cash provided by investing activities** | $ **1,129,377** | $ 163,581,987 | $ 4,564,319 |

The accompanying notes are an integral part of the financial statements.

# PERRYVILLE ENERGY PARTNERS, L.L.C.
*(An indirect wholly owned subsidiary of Cleco Corporation)*
## Statements of Cash Flows
*December 31, 2006, 2005 and 2004*

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Financing activities** | | | |
| Repayment of note payable | $ - | $(127,551,633) | $ (5,485,283) |
| Contributions from member | - | 1,384,988 | 5,485,283 |
| Distributions to member | (7,527,504) | (90,687,745) | - |
| **Net cash used in financing activities** | (7,527,504) | (216,854,390) | - |
| Net change in cash | (3,288,207) | (280,197) | 3,605,646 |
| Cash at beginning of year | 3,325,449 | 3,605,646 | - |
| Cash at end of year | $ 37,242 | $ 3,325,449 | $ 3,605,646 |
| **Supplemental cash flow information** | | | |
| Interest paid | $ - | $ 6,807,698 | $ 6,658,117 |
| Income taxes received from Cleco | $ - | $ 2,867,393 | $ - |
| **Supplemental information on reorganization items** | | | |
| Cash flows from operating activities: | | | |
| Net cash provided by operating activities before reorganization items | $ 3,062,338 | $ 53,391,672 | $ 582,445 |
| Cash flows from reorganization items: | | | |
| Professional fees refunded (paid) for services in connection with the Chapter 11 bankruptcy proceeding | 57,923 | (353,343) | (1,334,109) |
| Payments to the bankruptcy trustee | (10,000) | (36,000) | (23,500) |
| Employee salaries and expenses | (341) | (10,123) | (183,509) |
| Net cash provided (used) by reorganization items | 47,582 | (399,466) | (1,541,118) |
| Net cash provided by (used in) operating activities | $ 3,109,920 | $ 52,992,206 | $ (958,673) |

The accompanying notes are an integral part of the financial statements.

**PERRYVILLE ENERGY PARTNERS, L.L.C.**
*(An indirect wholly owned subsidiary of Cleco Corporation)*
**Notes to the Financial Statements**
*December 31, 2006, 2005 and 2004*

1.  **Description of Business and Organization**

    Perryville Energy Partners, L.L.C. (the Company or Perryville) is a Delaware limited liability company formed in August 2000 for the purpose of the construction and ownership of a 718-megawatt (MW) wholesale electric generation station in Perryville, Louisiana.  As of December 31, 2006, (i) Perryville was wholly owned by Perryville Energy Holdings LLC (PEH), (ii) PEH was wholly owned by Cleco Midstream Resources LLC (Midstream), and (iii) Midstream was, in turn, a wholly owned subsidiary of Cleco Corporation (Cleco).

    Perryville consisted of two electric generating units (collectively referred to as the Facility) and was not regulated by the Louisiana Public Service Commission (LPSC).  Unit 1, a 156-MW gas turbine peaking plant designed to operate in periods of peak demand, began commercial operation in July 2001.  Unit 2, a 562-MW combined-cycle plant designed to supply electricity during periods of base load and intermediate demand, began commercial operation in July 2002.

    On January 28, 2004, Perryville entered into an agreement (the Sale Agreement) to sell the Facility to Entergy Louisiana, Inc. (Entergy Louisiana).  Also on January 28, 2004, to facilitate an orderly sales process, Perryville and PEH filed voluntary petitions in the U.S. Bankruptcy Court for the Western District of Louisiana, Alexandria Division (Perryville Bankruptcy Court) for protection under Chapter 11 of the U.S. Bankruptcy Code.  For a further discussion of Perryville's bankruptcy filing and subsequent emergence from bankruptcy, see Note 5 — "Proceedings under Chapter 11 of the U.S. Bankruptcy Code."  The sale was consummated on June 30, 2005.

    As part of the Sale Agreement, Perryville retained ownership of its transmission interconnection equipment.  The transmission assets, comprised primarily of transformers and interconnection equipment, provide transmission service for Entergy Louisiana to interconnect and deliver the output of the Perryville generating assets to the Entergy transmission grid.  Perryville provides these services to Entergy Louisiana under a cost of service based tariff.  For a discussion of the accounting related to these assets, see Note 2 — "Summary of Significant Accounting Policies — Net Investment in Direct Financing Lease."

    On November 27, 2006, Cleco and certain subsidiaries, including Perryville, filed an application with the Federal Energy Regulatory Commission (FERC) requesting approval for the internal reorganization of Midstream's FERC-jurisdictional facilities.  The reorganization plan called for PEH to transfer to Cleco all of its membership interest in Perryville.  For more information on the reorganization, see Note 11 — "Subsequent Event."

2.  **Summary of Significant Accounting Policies**

    **Use of Estimates**
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

**PERRYVILLE ENERGY PARTNERS, L.L.C.**
*(An indirect wholly owned subsidiary of Cleco Corporation)*
**Notes to the Financial Statements**
*December 31, 2006, 2005 and 2004*

### Statements of Cash Flows

The statements of cash flows are prepared using the "indirect method" described in Statement of Financial Accounting Standards (SFAS) No. 95, *"Statement of Cash Flows."* This method requires that net income be adjusted to remove the effects of all deferrals and accruals of operating cash receipts and payments and the effects of all investing and financing cash flow items.

### Accounting during Reorganization under Bankruptcy Code

The Perryville financial statements have been prepared in conformity with Statement of Position 90-7, *"Financial Reporting by Entities in Reorganization under the Bankruptcy Code."* The Company filed for protection under Chapter 11 of the U.S. Bankruptcy Code on January 28, 2004 and emerged from bankruptcy on November 30, 2005.

Reorganization items are expenses that are recorded in the financial statements as a result of the bankruptcy filing. The items that are included within this category are professional fees and administrative expenses that relate to legal, accounting and other professional costs directly associated with the reorganization process. The amount of reorganization costs recognized during the years ended December 31, 2005, and 2004, was $0.4 million and $1.5 million, respectively. For the year ended December 31, 2006, Perryville recognized a net refund of reorganization items totaling less than $0.1 million. During 2006, Perryville received a $0.2 million refund related to a retainer held by legal counsel. The refund was recorded as an offset to operations expense and reorganization costs on Perryville's Statement of Operations for the year ended December 31, 2006. For additional information on reorganization items, see the Statements of Cash Flows — supplemental information on reorganization items.

### Cash Equivalents

Perryville considers highly liquid, marketable securities, and other similar instruments with original maturity dates of three months or less at the time of purchase to be cash equivalents.

### Restricted Cash

Various agreements to which Perryville was subject contained covenants that restricted its use of cash. As certain provisions under those agreements were met, cash was transferred out of related escrow accounts and became available for general corporate purposes. At December 31, 2004, cash in the amount of $2.0 million was restricted under the final cash collateral order (Cash Collateral Order) entered by the Perryville Bankruptcy Court. On July 8, 2005, approximately $1.8 million of the $2.1 million of cash restricted in the debtor-in-possession accounts for Perryville was released by the Perryville lenders, and on September 28, 2005, the remaining cash restricted was released. At December 31, 2006, and 2005, Perryville had no restricted cash.

### Property, Plant and Equipment

Following the sale of the Facility to Entergy Louisiana in 2005, Perryville retained ownership of its transmission interconnection equipment. At December 31, 2006, and 2005, Perryville reported no property, plant and equipment on its Balance Sheets. For a discussion of the accounting related to the interconnection equipment, see — "Net Investment in Direct Financing Lease."

# PERRYVILLE ENERGY PARTNERS, L.L.C.
*(An indirect wholly owned subsidiary of Cleco Corporation)*
## Notes to the Financial Statements
*December 31, 2006, 2005 and 2004*

**Recognition of Revenue**

On January 28, 2004, Entergy Services, Inc. (Entergy Services) signed an agreement (the Power Purchase Agreement) to purchase the output of the Perryville plant pending the purchase of the Facility pursuant to the Sale Agreement. The Company considered the Power Purchase Agreement to be an operating lease as defined by SFAS No. 13, *"Accounting for Leases,"* as amended. The initial term of the Power Purchase Agreement was the shorter of the closing of the Sale Agreement or December 31, 2004, with an option to extend for the shorter of September 30, 2005, or the closing of the Sale Agreement. The extension term contained an escalation of the capacity payments. Generally, such escalations are recognized in revenue straight line over the lease term. However, since this lease could be cancelled with the completion of the Sale Agreement, the extension escalation was recognized as earned during the extension period. Entergy Services elected to extend the lease and the extension period was modified to the shorter of December 31, 2005, or the closing of the Sale Agreement. For more information on the Sale Agreement and the Power Purchase Agreement, see Note 6 — "Sale Agreement and Power Purchase Agreement."

The Company entered into an interconnection agreement with Entergy Louisiana (the Interconnection Agreement) and provides transmission and interconnection service to Entergy Louisiana under a cost of service based tariff. The transmission assets, comprised primarily of transformers and interconnection equipment, provide transmission service for Entergy Louisiana to interconnect and deliver the output of the Facility to the Entergy transmission grid. In August 2005, the FERC approved Perryville's cost-of-service transmission rate, which allows Perryville to charge Entergy Louisiana an interconnect service charge of approximately $1.0 million annually.

**Net Investment in Direct Financing Lease**

The Company considers the Interconnection Agreement to be a direct financing lease as defined by SFAS No. 13. The components of the net investment in the direct financing lease are the sum of the minimum lease payments, less executory costs, plus the unguaranteed residual value of the lease assets. At December 31, 2006, the gross investment in the direct financing lease was $50.3 million including executory costs of $7.8 million. The current portion of the net investment in the lease is reported in other current liabilities and the non-current portion is reported as net investment in direct financing lease on the balance sheets. The part of the payments by Entergy Louisiana considered as minimum lease payments reduces the investment in the lease. The part of the payments relating to executory costs is recognized in revenue as earned on a monthly basis. Any difference between the investment in the lease and the carrying value of the leased asset is recorded as unearned revenue. The unearned revenue of $34.7 million is amortized to income over the life of the lease in order to produce a constant periodic rate of return on the investment of the lease. There was no unguaranteed residual value of the lease assets and no initial direct costs.

# PERRYVILLE ENERGY PARTNERS, L.L.C.
*(An indirect wholly owned subsidiary of Cleco Corporation)*
## Notes to the Financial Statements
*December 31, 2006, 2005 and 2004*

The following is a schedule of minimum lease payments net of direct costs and fees, and executory costs and the amortization of unearned lease income, as of December 31, 2006:

| Year ending December 31: | Minimum Lease Payments, Net | | Income Amortization | | Executory Costs Applicable to Minimum Lease Payments | |
|---|---|---|---|---|---|---|
| 2007 | $ | 850,090 | $ | 866,419 | $ | 188,002 |
| 2008 | | 852,437 | | 868,227 | | 185,655 |
| 2009 | | 855,596 | | 869,976 | | 182,496 |
| 2010 | | 857,881 | | 871,569 | | 180,211 |
| 2011 | | 860,134 | | 873,084 | | 177,958 |
| Thereafter | | 38,246,327 | | 30,349,441 | | 6,910,676 |
| Total | $ | 42,522,465 | $ | 34,698,716 | $ | 7,824,998 |

### Concentration of Risk
The financial instrument, which potentially subjects the Company to concentration of credit risk, is cash. The Company's cash is primarily held in one financial institution and at December 31, 2006, the cash balance was within federally insured amounts.

Payments received from Entergy Louisiana under the Interconnection Agreement are the Company's only source of revenue following the sale of the generating assets and settlement of bankruptcy claims in 2005. For more information on the Interconnection Agreement, see — "Recognition of Revenue."

Payments received from Entergy Services under the Power Purchase Agreement were the Company's only source of revenue in 2004. For more information on the Power Purchase Agreement, see Note 6 — "Sale Agreement and Power Purchase Agreement."

### Receivables Due from Cleco
The receivables from Cleco represent amounts received by Cleco on behalf of Perryville. These receivables from Cleco are either distributed and treated as a reduction of member's equity or remain classified as a receivable until paid by Cleco. Amounts are reimbursed by Cleco throughout the year, as financial obligations of Perryville arise. At December 31, 2006 and 2005, $0.1 million and $2.5 million of receivables, respectively, were due from Cleco. Interest earned on receivables from Cleco for the years ended December 31, 2006, 2005, and 2004, were $108,223, $57,988 and $9,575, respectively.

**PERRYVILLE ENERGY PARTNERS, L.L.C.**
*(An indirect wholly owned subsidiary of Cleco Corporation)*
## Notes to the Financial Statements
*December 31, 2006, 2005 and 2004*

**Recent Accounting Standards**

In September 2005, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force (EITF) No. 04-13, *"Accounting for Purchases and Sales of Inventory with the Same Counterparty."* If certain criteria are met, purchases and sales of inventory with the same counterparty should be accounted for at fair value as required by Accounting Principles Board Opinion No. 29, *"Accounting for Nonmonetary Transactions."* Entities are required to apply this EITF to new arrangements entered into during reporting periods beginning after March 15, 2006. The adoption of this EITF on January 1, 2007, had no impact on the financial condition or the results of operations of Perryville.

In June 2006, the FASB ratified EITF No. 06-3, *"How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)."* A company using the gross method reports revenue and an offsetting expense, whereas a company using the net method does not report such taxes as revenue and expense but instead reports them directly as a liability. If the gross method is used and the taxes included in gross revenue are significant, the company should disclose the amount of such taxes for each period for which an income statement is presented. Perryville uses the net presentation for sales and other similar taxes. This EITF is effective for periods beginning after December 15, 2006. The adoption of this EITF on January 1, 2007, had no impact on the financial condition or the results of operations of Perryville.

In July 2006, the FASB issued FASB Interpretation Number (FIN) 48, *"Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109."* FIN 48 allows recognition of those tax benefits that satisfy a greater than 50% probability threshold. This interpretation requires each tax position to be evaluated using a two-step process. The first step is a determination of the likelihood the position will be sustained upon examination based upon the technical merits of the position. For tax positions that result from permanent differences between book and tax income, the company must evaluate the likelihood that the position will be sustained to determine whether a tax benefit can be recognized. Once it is determined that a tax benefit can be recognized, the second step is to measure and record the tax benefit to be realized. For tax positions that do not meet the requirements of the first step, no tax benefit should be recognized. This interpretation also provides for the recognition and measurement of expected penalties and interest, as well as disclosure requirements about tax positions. This interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 on January 1, 2007, had no material impact on the financial condition or results of operations of Perryville.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements."* Specifically, SFAS No. 157 creates a common definition of fair value throughout generally accepted accounting principles, establishes a fair value hierarchy, and requires companies to make expanded disclosures about fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. Management currently is evaluating the impact this statement will have on the financial condition and results of operations of Perryville.

## PERRYVILLE ENERGY PARTNERS, L.L.C.
*(An indirect wholly owned subsidiary of Cleco Corporation)*
## Notes to the Financial Statements
*December 31, 2006, 2005 and 2004*

In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin (SAB) No. 108, which provides interpretive guidance on how registrants and certain other companies should quantify financial statement misstatements. Previously, the two methods most commonly used to quantify misstatements are the "rollover" method, which primarily focuses on the income statement impact of misstatements, and the "iron curtain" method, which primarily focuses on the balance sheet impact of misstatements. Under SAB No.108, registrants and certain other companies are advised to consider both the rollover and iron curtain methods, which is considered a dual approach, when evaluating financial statement errors. SAB No. 108 provides transition accounting and disclosure guidance for registrants that conclude that a material error existed in prior-period financial statements under the dual approach. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The adoption of SAB No. 108 on January 1, 2007, had no impact on the financial condition or results of operations of Perryville.

### Income Taxes
Perryville accounts for income taxes under SFAS No. 109, *"Accounting for Income Taxes."* Income tax expense and related balance sheet amounts are comprised of a current portion and a deferred portion. The current portion represents Perryville's estimate of the income taxes payable or receivable for the current year. The deferred portion represents Perryville's estimate of the future income tax effects of events that have been recognized in the financial statements or income tax returns in the current or prior years. Perryville makes assumptions and estimates when it records income taxes, such as its ability to deduct items on its tax returns and the timing of the deduction. Perryville's income tax expense and related assets and liabilities could be affected by its assumptions and estimates, changes in such assumptions and estimates, and by ultimate resolution of assumptions and estimates with taxing authorities.

Perryville records current and deferred federal and state income taxes at a composite rate of 38.5%. Perryville joins in the filing of a consolidated U.S. federal income tax return with its indirect parent, Cleco. Perryville files a combined Louisiana return with Cleco Corporation. There is no contractual income tax sharing agreement among the entities that are included in Cleco's consolidated or combined tax returns. The income tax expense is computed as if Perryville was filing on a separate return basis. Any resulting net operating losses utilized by the combined group are payable to Perryville.

## 3. Debt

### Senior Loan Agreement

In June 2001, Perryville obtained a $300.0 million funding commitment for Construction and Term Loans (Credit Facility) with KBC Bank. During 2002, Perryville borrowed an additional $12.4 million under the Credit Facility. On August 23, 2002, a portion of the Perryville Credit Facility was converted to a loan (Subordinated Loan Agreement) with Mirant in the amount of $100.0 million. In October 2002, the remainder of the $151.9 million Credit Facility was terminated and replaced with a five-year $145.8 million loan (Senior Loan Agreement) with a group of lenders led by KBC Bank acting as agent. The interest rate on both loans reset quarterly. The Senior Loan Agreement interest rate was based on London Inter-Bank Offer

**PERRYVILLE ENERGY PARTNERS, L.L.C.**
*(An indirect wholly owned subsidiary of Cleco Corporation)*
## Notes to the Financial Statements
*December 31, 2006, 2005 and 2004*

Rate (LIBOR) plus a spread of 1.50%. The loans provided for quarterly principal and interest payments. Cleco provided a guarantee to pay interest and principal under the Senior Loan Agreement should Perryville be unable to pay its debt service. Under the Cash Collateral Order, Perryville was required to pay accrued and unpaid interest on the principal outstanding under the Senior Loan Agreement quarterly, beginning March 31, 2004. The interest rate was the prime interest rate plus a spread of 0.75%, and was 6.00% at December 31, 2004. Cleco provided a guarantee to pay principal under the Cash Collateral Order should Perryville be unable to pay its debt service. At December 31, 2004, the amounts guaranteed were $1.9 million. The Senior Loan Agreement was collateralized by Midstream's membership interest in Perryville. The Subordinated Loan Agreement was collateralized by Midstream's membership interest in Perryville, subordinate to claims under the Senior Loan Agreement. The Senior Loan Agreement was scheduled to mature on October 1, 2007, and the Subordinated Loan Agreement was scheduled to mature on December 31, 2007.

On June 30, 2005, Perryville paid the outstanding principal and interest of $131.0 million under the Senior Loan Agreement. At December 31, 2006, and 2005, Perryville had no short- or long-term debt outstanding.

### Subordinated Loan Agreement
As a result of the Mirant Debtors' bankruptcy and the failure of Mirant Americas Energy Marketing, LP (MAEM) to make payments under the Tolling Agreement, all obligations of Perryville to make principal and interest payments under the Subordinated Loan Agreement, as well as the accrual of additional interest, were indefinitely suspended. As of December 31, 2004, the amount outstanding under the Subordinated Loan Agreement was $98.7 million. On July 19, 2005, Perryville elected to offset its $98.7 million Subordinated Debt Claim against Mirant Americas, Inc. (MAI) with MAI's $98.7 million claim against Perryville. At December 31, 2006, and 2005, Perryville had no amount remaining under the Subordinated Loan Agreement.

4.      **Perryville Tolling Agreement Administrative Expense and Damage Claims**

Prior to the sale of Perryville's assets to Entergy Louisiana, Perryville was engaged in a tolling agreement with MAEM (Tolling Agreement). In July 2003, Mirant, MAEM, MAI, and certain other Mirant subsidiaries (collectively the Mirant Debtors) filed for protection under Chapter 11 of the U. S. Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of Texas, Ft. Worth Division (Mirant Debtors Bankruptcy Court). As a result of the bankruptcy filing, the Tolling Agreement was rejected by the Mirant Debtors Bankruptcy Court, and MAEM's rights and obligations under such agreement were terminated.

Perryville asserted an administrative expense claim against MAEM arising out of post-petition services performed by Perryville under the Tolling Agreement prior to its rejection. In addition, Perryville filed damage claims against MAEM due to the rejection of the Tolling Agreement and against Mirant and MAI under their respective limited guarantees. On May 27, 2005, Perryville and PEH and the Mirant Debtors executed a settlement agreement (the Mirant Settlement Agreement) resolving Perryville's claims against the Mirant Debtors, as well as MAI's $98.7 million claims against Perryville related to the Subordinated Loan Agreement.

**PERRYVILLE ENERGY PARTNERS, L.L.C.**
*(An indirect wholly owned subsidiary of Cleco Corporation)*
**Notes to the Financial Statements**
*December 31, 2006, 2005 and 2004*

The Mirant Settlement Agreement became effective on July 8, 2005, following approval by both the Perryville and Mirant Debtors Bankruptcy Courts in June 2005. Subject to the terms and conditions therein, the Mirant Settlement Agreement provided that Perryville's claims in Mirant's bankruptcy cases were allowed in the amount of $207.0 million.

On July 19, 2005, this amount was reduced, pursuant to the Mirant Settlement Agreement, to $108.3 million when Perryville elected to offset its $98.7 million claim (the Subordinated Debt Claim) against MAI with MAI's $98.7 million claim against Perryville. The $98.7 million claim is reflected in the net gain on settlement of Mirant damage claims in the Statements of Operations.

As allowed by the Mirant Settlement Agreement, Perryville sold its remaining claims of $108.3 million against MAEM and Mirant in August 2005 to various parties at 76.5% of the face amount of these claims. The pre-tax net proceeds from this sale were $81.2 million. These amounts are reflected in the net gain on settlement of Mirant damage claims on the Statements of Operations.

## 5. Proceedings under Chapter 11 of the U.S. Bankruptcy Code

On January 28, 2004, to facilitate an orderly sales process, Perryville filed voluntary petitions in the Perryville Bankruptcy Court for protection under Chapter 11 of the U.S. Bankruptcy Code. On the same date, Perryville entered into the Power Purchase Agreement. For more information on Perryville's bankruptcy, the Sale Agreement and the Power Purchase Agreement, see Note 6 — "Sale Agreement and Power Purchase Agreement." Perryville was a debtor and a debtor-in-possession, and operated its business under the U.S. Bankruptcy Code for the remainder of 2004 and through emergence from bankruptcy in November 2005.

On July 29, 2005, Perryville filed a disclosure statement for a joint plan of reorganization with the Perryville Bankruptcy Court. An amended disclosure statement was filed by Perryville on August 25, 2005. The Perryville Bankruptcy Court approved the First Amended Disclosure Statement on August 30, 2005. On September 28, 2005, the Perryville Bankruptcy Court confirmed the First Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (the Plan) proposed by Perryville.

An order confirming the Plan was entered by the Perryville Bankruptcy Court on September 28, 2005, and the order became final on October 10, 2005. The conditions to the effectiveness of the Plan were satisfied, and the Plan became effective as of October 11, 2005 (the Effective Date). Perryville completed its bankruptcy process on November 30, 2005; when the Perryville Bankruptcy Court approved the granting of final decree and closed the case.

As of December 31, 2005, all allowed pre-petition claims ($1.5 million) against Perryville were paid in full in accordance with the Plan. In addition, cash in the amount of $116.4 million, including dividends of $90.0 million, was distributed to Cleco following the reorganization of Perryville. The additional cash distributed to Cleco represented a net settlement of affiliate payables, resulting primarily from income tax allocations. Except for distributions made to creditors and equity holders under the Plan, the title to all assets of Perryville vested with the reorganized Perryville free and clear of all liens, claims, causes of action, interests, security interests and other encumbrances and without further order of the

**PERRYVILLE ENERGY PARTNERS, L.L.C.**
*(An indirect wholly owned subsidiary of Cleco Corporation)*
**Notes to the Financial Statements**
*December 31, 2006, 2005 and 2004*

Perryville Bankruptcy Court as of the Effective Date. In addition, the reorganized Perryville may operate its businesses and use, acquire and dispose of its assets free of any restrictions of the U.S. Bankruptcy Code. Perryville did not qualify for fresh start accounting because the reorganization value of its assets on the date of emergence from bankruptcy was greater than the total of all post-petition liabilities and allowed claims.

**6.    Sale Agreement and Power Purchase Agreement**

On January 28, 2004, Perryville entered into the Sale Agreement to sell its 718-MW power plant to Entergy Louisiana. The Sale Agreement was approved by the Perryville Bankruptcy Court by orders dated April 23, 2004, December 8, 2004, and June 24, 2005. The sale was consummated on June 30, 2005, and Perryville received $162.0 million in cash proceeds for property, plant, equipment, and inventory. The assets sold to Entergy Louisiana did not include Perryville's claims against the Mirant Debtors, transmission assets or any other cash-related assets of Perryville. Perryville recorded a pre-tax gain on the sale of the generating assets of $9.6 million.

On June 30, 2005, Perryville used $131.0 million of the proceeds from the sale of the generating assets to Entergy Louisiana to repay all principal and interest owed under the Construction and Term Loan Agreement, dated as of June 7, 2001, between Perryville and KBC Bank, as Agent Bank (Senior Loan Agreement).

**7.    Income Taxes**

For the years ended December 31, 2006, 2005 and 2004, federal income tax expense is more than the amount computed by applying the statutory federal rate to income before income taxes. The differences are as follows:

| | For the year ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2006 | | 2005 | | 2004 | |
| | AMOUNT | % | AMOUNT | % | AMOUNT | % |
| Income before income taxes | $ 2,325,692 | 100.0 | $183,368,907 | 100.0 | $ (9,838,462) | 100.0 |
| Tax at statutory rate on book income before tax | 813,992 | 35.0 | 64,179,117 | 35.0 | (3,443,462) | 35.0 |
| Increase: | | | | | | |
| Valuation Allowance | - | - | (36,283,904) | (19.8) | 3,312,230 | (33.7) |
| Other, net | 76,673 | 3.3 | (182,809) | (0.1) | 14,441 | (0.1) |
| Total federal income tax expense | 890,665 | 38.3 | 27,712,404 | 15.1 | (116,791) | 1.2 |
| Current and deferred state income tax expense, net of federal benefit for state income tax expense | 251,391 | 10.8 | 6,560,192 | 3.6 | (351,451) | 3.6 |
| Total federal and state income tax expense | $ 1,142,056 | 49.1 | $ 34,272,596 | 18.7 | $ (468,242) | 4.8 |

# PERRYVILLE ENERGY PARTNERS, L.L.C.

*(An indirect wholly owned subsidiary of Cleco Corporation)*

## Notes to the Financial Statements

*December 31, 2006, 2005 and 2004*

In 2006, 2005 and 2004, the Company's effective income tax rate was 49.1%, 18.7%, and 4.8%, respectively, compared to the statutory federal income tax rate of 35%. For 2006, the primary reason for the difference between the effective income tax rate and the statutory rate was an adjustment related to an analysis of income taxes payable following completion of an audit for the years 1997-2000. For 2005, the difference was due to the reversal of the valuation allowance recorded in 2004 and 2003. The 2004 difference was due to the recording of a valuation allowance.

The balance of accumulated deferred income taxes, net at December 31, 2006, and 2005, was comprised of the following:

|  | December 31, 2006 | | December 31, 2005 | |
|---|---|---|---|---|
|  | Current | Noncurrent | Current | Noncurrent |
| Depreciation and property basis differences | $ - | $ 1,544,487 | $ - | $ 1,955,765 |
| State NOL carryforward | - | - | - | 150,009 |
| General liability accrued vs. paid | 1,832 | - | 103,224 | - |
| Other | - | - | - | 29,606 |
| Accumulated deferred income taxes, net | $ 1,832 | $ 1,544,487 | $ 103,224 | $ 2,135,380 |

The 2006 and 2005 differences in accumulated deferred income taxes, net consisted primarily of the temporary differences in impairment of long-lived assets and straight-line depreciation for financial reporting purposes versus modified accelerated recovery method for income tax purposes, as well as the difference between the book gain and the tax loss on the sale of assets. Perryville is included in Cleco's consolidated tax returns, and there is no contractual income tax sharing agreement among the entities that are included in Cleco's consolidated tax returns. Perryville's deferred tax assets will be recognized only to the extent that such deferred tax assets could be recognized on a separate income tax return basis. Perryville considers it more likely than not that all remaining 2006 deferred tax assets will be realized. Consequently, deferred tax assets have not been reduced by a valuation allowance.

Perryville records current and deferred income tax liabilities based on allocation of amounts from Cleco that would be recorded if Perryville had prepared a separate tax return.

The components of the provision for income taxes consisted of the following as of:

|  | December 31, 2006 | December 31, 2005 | December 31, 2004 |
|---|---|---|---|
| Current tax expense (benefit) – federal | $ 789,626 | $ 33,413,553 | $ (258,288) |
| Current tax expense – state | 128,944 | 3,392,153 | 6,482 |
| Deferred tax expense (benefit) – federal | (23,496) | 27,332,932 | (2,996,629) |
| Deferred tax expense (benefit) - state | 246,982 | 6,417,862 | (532,037) |
| Valuation allowance | - | (36,283,904) | 3,312,230 |
| Tax expense (benefit) | $ 1,142,056 | $ 34,272,596 | $ (468,242) |

**PERRYVILLE ENERGY PARTNERS, L.L.C.**
*(An indirect wholly owned subsidiary of Cleco Corporation)*
**Notes to the Financial Statements**
*December 31, 2006, 2005 and 2004*

8.  **Fair Value of Financial Instruments**

    The amounts reflected in the Balance Sheets at December 31, 2006, and 2005, for accounts receivable, accounts receivable from affiliates, accounts payable, and accounts payable to affiliates approximate fair value because of their short-term nature.

9.  **Affiliate Transactions**

    Affiliates of the Company provide to the Company certain assets, goods and services under the terms of various long-term agreements (Agreements). Affiliate goods and services received by Perryville primarily involve services provided by Cleco Support Group LLC and Cleco Generation Services LLC. Cleco Support Group LLC provides joint and common administrative support services in the areas of information technology; finance, cash management, accounting and auditing; human resources; corporate communications; project consulting; risk management; strategic and corporate development; legal, ethics and regulatory compliance; facilities management; supply chain and inventory management and other administrative services. Cleco Generation Services LLC provides electric power plant operations and maintenance expertise. The price paid for assets, goods, or services purchased from affiliates is determined by either estimated fair market value or fully-loaded costs. Under the Agreements, the affiliates agree to maintain responsibility for remuneration, benefits, training, administration, and supervision of employees working on behalf of the Company. At December 31, 2006, 2005, and 2004, Perryville did not have any employees. These Agreements shall remain in effect until terminated in accordance with terms of the Agreements.

# PERRYVILLE ENERGY PARTNERS, L.L.C.

*(An indirect wholly owned subsidiary of Cleco Corporation)*

## Notes to the Financial Statements

*December 31, 2006, 2005 and 2004*

Below is a summary of charges from each affiliate included in Perryville's Statements of Operations:

| | For the year ended December 31, | | |
|---|---|---|---|
| | **2006** | **2005** | **2004** |
| **Cleco** | | | |
| Operations | $ - | $ - | $ 1,142 |
| Interest income | **(108,223)** | (57,988) | (9,575) |
| Other expenses | **-** | (4,542) | - |
| **Cleco Support Group LLC** | | | |
| Tolling operations | **-** | 2 | 1,716 |
| Operations | **13,996** | 670,548 | 1,000,491 |
| Maintenance | **187** | 51,237 | 119,381 |
| Taxes other than income taxes | **360** | 3,891 | 4,023 |
| Other expenses | **3** | 5,717 | 27,541 |
| Interest charges | **-** | 829 | 1,348 |
| Reorganization items | **-** | - | 177,540 |
| Income taxes | **(5,101)** | 674 | 4,267 |
| **Cleco Power LLC** | | | |
| Operations | **-** | 13,082 | 3,719 |
| Maintenance | **6,356** | 113,239 | 1,453 |
| Other expenses | **-** | 4,966 | - |
| **Cleco Midstream Resources LLC** | | | |
| Interest income | **-** | - | (1,030) |
| **Cleco Generation Services LLC** | | | |
| Operations | **-** | 769,298 | 1,017,232 |
| Maintenance | **-** | 655,136 | 1,246,083 |
| **Cleco Energy LLC** | | | |
| Operations | **-** | - | 49,355 |
| | **$ (92,422)** | $ 2,226,089 | $ 3,644,686 |

Perryville had the following balances due to affiliates as of December 31:

| | **2006** | 2005 |
|---|---|---|
| Cleco | $ - | $ 785 |
| Cleco Power LLC | **-** | 224 |
| Cleco Support Group LLC | **11,048** | 54,039 |
| Cleco Generation Services LLC | **-** | 57,031 |
| | **$ 11,048** | $ 112,079 |

# PERRYVILLE ENERGY PARTNERS, L.L.C.
*(An indirect wholly owned subsidiary of Cleco Corporation)*
## Notes to the Financial Statements
*December 31, 2006, 2005 and 2004*

The following balances were due from affiliates as of December 31:

|                         | 2006        | 2005        |
|-------------------------|-------------|-------------|
| Cleco                   | $    87,832 | $2,486,941  |
| Cleco Support Group LLC | 19,657      | 42,602      |
|                         | $  107,489  | $2,529,543  |

### 10. Commitments and Contingencies

#### Transformer Failure
On June 29, 2005, a transformer failure occurred at Perryville. The Company expensed $1.5 million related to this failure. This amount is included in maintenance expense on Perryville's Statements of Operations. On November 15, 2005, February 2, 2006, and February 22, 2006, various claims were filed with Perryville's insurance carrier for potential reimbursement related to the transformer failure. In June 2006, Perryville received approximately $1.1 million in insurance proceeds related to the transformer failure. The proceeds were recorded as an offset to maintenance expense on Perryville's Statement of Operations for the year ended December 31, 2006. The cost of the new transformer was $1.5 million and is recorded in net investment in direct financing lease on the Balance Sheets.

#### Sale of Facility
Guarantees and indemnifications were issued in connection with the sale of the Facility to Entergy Louisiana by Perryville. These guarantees and indemnifications fall within the recognition scope of FIN 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others,"* because they relate to the past performance, indemnity, representation, and warranty obligations of the disposed assets and also contain provisions requiring payment for potential damages. The potential length of these liabilities range from a five-year life to an indefinite life. Each indemnification and guarantee was assigned a probability and an estimate of potential damages. The maximum aggregate potential damages under the guarantees and indemnifications are $42.4 million (excluding maximum aggregate potential damages of $100.0 million for discharge of project debt and the indemnification of environmental matters to which there is no limit). The discounted probability-weighted liability under the guarantees and indemnifications as of December 31, 2006 and 2005, calculated in accordance with FIN 45, was $0.3 million and is recorded in other deferred credits on Perryville's Balance Sheets.

### 11. Subsequent Event

On January 22, 2007, the FERC approved the transfer of the ownership interests of Perryville to Cleco whereby Perryville would become a first-tier subsidiary of Cleco. The transfer was effective February 1, 2007.